UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 17, 2016

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125167 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS CHANGES IN MANAGEMENT
Moscow, Russia — March 17, 2016 – Mechel OAO (NYSE: MTL, MOEX: MTLR), a leading
Russian mining and metals company, reports that Alexey Ivanushkin is leaving his post of Mechel OAO’s First Deputy Chief Executive Officer.
The post of the company’s First Deputy Chief Executive Officer will be discontinued and its functions redistributed among other management board members.
“Alexey Ivanushkin has been working for Mechel since its founding day. In different times, he was in charge of the most critical issues — preparing for
IPO, running steel and ferroalloy assets, managing mergers and acquisitions. I am sincerely grateful to him for his immense contribution to Mechel’s development and I respect his decision to leave the company after completing the hardest part of negotiations with lender banks on our debt restructuring to pursue his own projects. Alexey Ivanushkin will continue working in the company’s Board of Directors for several months more to ensure smooth transition of managerial powers and credentials,” Mechel OAO’s Chief Executive Officer Oleg
Korzhov noted.
Prior to his appointment as Mechel OAO’s First Deputy Chief Executive Officer in
2014, Alexey G. Ivanushkin has been working as the Chief Executive Officer of
Oriel Resources Ltd (part of Mechel Group) from 2009 to 2014. He served as
Mechel’s Chief Operating Officer from 2004 to 2009. From 2003 to 2004 Mr.
Ivanushkin held the position of Mechel Steel Group OAO Chief Executive Officer.
From 1999 to 2002 Mr. Ivanushkin served as the Chief Executive Officer of
Chelyabinsk Metallurgical Plant. From 1993 to 1999 he was employed as the
Director of the Department of Ferrous Metals and Ferroalloys in the Moscow
office of Glencore International AG.
Mr. Ivanushkin has a degree in economics and international relations from the
Moscow State University of International Relations (MGIMO).
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is an international mining and steel company which employs over 67,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: March 17, 2016	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO